RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) for the period ended March 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. Additional information relating to RS, including the Company's Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com and on EDGAR www.sec.gov. The information in this document is provided as of May 2, 2007 and is stated in thousands of CDN dollars unless otherwise indicated.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its VRoll composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version resin and VRoll composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2006 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Mission and Vision

RS is a composite product innovator.  RS develops composite products for large-scale industrial markets.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel.  The foundation of the Company is continuous innovation, product development and its proprietary Version™ polyurethane resin system.  RS’s vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

Overview of First Quarter Results and Outlook

During the first quarter of 2007, RS completed several important steps in the restructuring efforts begun in 2006, including:

•

execution of a five-year exclusive distribution agreement with HD Supply Utilities, Ltd., ("HD Supply Utilities"), a Florida limited partnership owned by The Home Depot, Inc. The agreement includes an initial purchase order for RStandard™ poles that has a value exceeding $50 million USD over two years after deliveries start. HD Supply Utilities is now the exclusive distributor of RStandard poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands;

•

execution of a letter of intent with Global Composite Manufacturing, Inc. ("Global Composite Manufacturing"), a corporation operating in Tilbury, Ontario, which provides the framework whereby Global Composite Manufacturing moves, upgrades and re-commissions the Company’s existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from RS at a cost denominated in USD;

•

shut-down of RStandard pole manufacturing in Calgary and completion by Global Composite Manufacturing of the physical move of manufacturing equipment to Ontario pursuant to the letter of intent;

•

restructuring the Company’s board of directors, with the addition of Mr. Wilmot Matthews as chairman and Mr. Brian Felesky, Mr. Paul Giannelia and Mr. James Gray as directors; and

•

completion of a $5,000 short-term bridge financing (“Bridge Financing”) followed by a common share offering (“Equity Financing”) resulting in:

o

the retirement of $3.6 million of notes from the short-term Bridge Financing by the issuance of 3,661,111 common shares; and

o

the issuance of 31,338,889 common shares for gross proceeds of $31.3 million.

The Company will continue, during the remainder of 2007, to focus on establishing manufacturing, marketing and distributing of RStandard utility poles and VRoll™ composite roller tubes.

During the second quarter, efforts are ongoing to complete the integration of the HD Supply Utilities agreement, including training of HD Supply Utilities’s regional sales teams, and completion of required product literature and technical support requirements. RS is also working closely with Global Composite Manufacturing to meet Global Composite Manufacturing’s objective of completing the move, upgrade and re-commission of RStandard pole manufacturing by the end of the second quarter.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

During the first quarter, the Company and FMC Technologies continued to work towards jointly introducing to the market FMC Technologies’s line of Link-Belt® Composite Conveyor Idler Rollers made with VRoll composite roller tubes manufactured in Calgary. Significant events expected over the next quarter include the completion of product samples in the most common roller sizes for delivery to FMC Technologies for market introduction activities.

Selected Financial Information
Three months ended March 31 (unaudited)
Thousands of Canadian dollars except per share amounts	2007	2006
Product revenue	136	816
EBITDA (1)	(3,712)	(6,627)
Net loss	(6,291)	(8,089)
Net loss per share	$ (0.06)	$ (0.09)

	March 31, 2007	December 31, 2006
Total assets	39,283	16,615
Total long-term liabilities	17,285	17,544
Working capital	26,129	(2,826)

(1) EBITDA is earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a widely used measure indicating the results of the Company’s operations before the effect of capital decisions. It also approximates the Company’s cash flow from operations, and therefore provides an indication of the Company’s ability to fund future operations. EBITDA is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating EBITDA may differ from other issuers and may not be comparable to similar measures presented by other issuers.

The impact of the Company’s extensive restructuring activities started to show in the first quarter of 2007, EDITBA dropped by $2,915 compared to the first quarter of 2006, due primarily to decreases in manufacturing and product development costs of $2,422 and general and administrative and marketing and business development costs of $564.

Working capital increased from December 31, 2006 by $28,955 due to net financing proceeds of $33,308 from the Equity Financing offset by the use of $4,205 in cash to fund operations.

Revenues
Three months ended March 31 (unaudited)
Thousands of Canadian dollars	2007	2006	% change
Product revenue	136	816	(83%)
Other income	114	177	(36%)
	250	993	(75%)

Revenues for the first quarter of 2007 were modest as a result of the shut-down and relocation of RStandard pole manufacturing during the quarter. Product revenue during the quarter represents sales from inventory of RStandard utility poles.

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MANAGEMENT'S DISCUSSION & ANALYSIS

Other income in the first quarter of 2007 was comprised primarily from a $107 gain on the sale of discontinued product. Other income in the first quarter of 2006 was comprised primarily of interest income.

Operating Expenses
Three months ended March 31 (unaudited)
Thousands of Canadian dollars	2007	2006	% change
Financing charges	1,898	989	92%
General and administrative	1,446	1,846	(22%)
Manufacturing and product development	1,510	3,932	(62%)
Marketing and business development	742	906	(18%)
Amortization of property, plant and equipment	681	473	44%
Restructuring charges	143	-	100%
Total Operating Expenses	6,420	8,146	(21%)

Financing Charges

Financing charges increased by 92 percent over the first quarter of 2006 due to the interest cost of $61 and costs of $816 associated with the Bridge Financing.

General and Administrative

The general and administrative expense for the first quarter of 2007 decreased by $400 from the first quarter of 2006 due primarily to personnel-related cost reductions.

Manufacturing and Product Development

Manufacturing and product development expenses for the first quarter of 2007 were substantially lower than the same period in 2006 due to the shut-down of RStandard pole manufacturing in February 2007. In the first quarter of 2007, RStandard pole manufacturing and product development costs were $636, engineering and research and development overhead costs were $742, and VRoll composite roller tube manufacturing and product development costs were $132. These same costs in the first quarter of 2006 were $2,921, $1,011, and $nil, respectively.

Marketing and Business Development

Marketing and business development expenses decreased from $906 in the first quarter of 2006 to $742 in 2007 due primarily to personnel-related cost reductions.

Amortization of Property, Plant and Equipment

Amortization charges increased by $208 to $681 in the first quarter of 2007 as a result of property, plant and equipment additions over the course of 2006 for the Calgary production facility.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Restructuring Charges

The Company undertook significant restructuring efforts in 2006 and early 2007. While the majority of related charges were recorded in 2006, charges related to personnel reductions of $6, lease costs related to surplus facilities of $66 and asset impairment of $71 were recorded in the first quarter of 2007.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from June 30, 2005 to March 31, 2007:

	2007	2006				2005
	Mar	Dec	Sept	Jun	Mar	Dec	Sept	Jun
(thousands of Canadian dollars except per share amounts)
Product Revenue	136	1,124	2,059	353	816	505	246	227
EBITDA (1)	(3,712)	(9,087)	(9,363)	(8,943)	(6,627)	(6,462)	(4,690)	(4,410)
Net Loss	(6,291)	(11,939)	(12,794)	(10,589)	(8,089)	(7,604)	(4,899)	(4,634)
Basic and diluted loss per common share	$ (0.07)	$ (0.13)	$ (0.14)	$ (0.12)	$ (0.09)	$ (0.09)	$ (0.06)	$ (0.06)
Total cash and cash equivalents	26,094	1,199	4,040	11,074	13,246	17,960	2,896	7,632
Total assets	39,283	16,615	20,060	30,998	32,367	35,519	19,704	17,941
Total long-term debt (2)	16,474	16,702	16,241	15,838	15,431	15,017	498	498

(1) Earnings (loss) before interest, taxes, depreciation and amortization
(2) Total long term debt is comprised of the convertible debenture and National Research Council advances

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company entered fiscal 2007 with $1,199 in cash and raised net proceeds of $33,308 from the Equity Financing. Cash used in operations during the first quarter of 2007 totalled $8,201, including the net change in working capital of $3,996 and $4,205 related to first quarter 2007 operations.

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MDA RSI Q107 V12

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Commitments and Contractual Obligations

During the period, the Company entered into a binding letter of intent with Global Composite Manufacturing, Inc. (“Global Composite Manufacturing”), a corporation operating in Tilbury, Ontario. The letter of intent provides the framework whereby Global Composite Manufacturing will move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from the Company. The Company has provided a limited recourse guarantee to Global Composite Manufacturing’s bank in the amount of $500 in relation thereto until June 29, 2012. This guarantee is collateralized with the RStandard utility pole manufacturing equipment and related additions, and the guarantee would be called upon if Global Composite Manufacturing fails to perform under its obligations to its bank. Subsequent to the period end, the Board has authorized management to increase this guarantee to $2,000.

Besides the addition of a limited recourse guarantee to Global Composite Manufacturing’s bank, there have been no material changes to the Company’s contractual obligations from December 31, 2006 to March 31, 2007, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the Company’s management’s discussion and analysis for the year ended December 31, 2006.

Controls and Procedures

As of March 31, 2007, RS’s president and chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, RS’s president and chief executive officer and the chief financial officer have concluded that the disclosure controls and procedures are effective.

There were no changes in RS’s internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect RS’s internal control over financial reporting. For additional detail on the Company’s assessment of internal controls over financial reporting, refer to the management’s discussion and analysis for the year-ended December 31, 2006.

Critical Accounting Policies and Estimates

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as were used for the Company’s financial statements for the year ended December 31, 2006, with the exception of accounting policies relating to the newly issued accounting standards by The Canadian Institute of Chartered Accountants. These new accounting policies are as follows:

a.

Financial Instruments – Recognition and Measurement (Section 3855):

Effective January 1, 2007, the Company adopted the new criteria for the recognition and measurement of financial instruments. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. As a result, the deferred financing

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MDA RSI Q107 V12

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

costs previously presented separately on the Company’s balance sheet are now netted against the convertible debenture. This change in accounting policy resulted in a decrease of $98 to opening deficit due to the reversal of previously recorded amortization, and decreases in deferred financing costs of $597 and the carrying value of the Company’s convertible debentures of $695 at January 1, 2007.

b.

Hedging (Section 3865):

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

c.

Comprehensive Income (Section 1530):

Unrealized gains and losses on financial instruments that are held as available-for-sale, and changes in the fair value of cash flow hedging instruments, are recorded in comprehensive income, net of tax, until recognized in earnings. As of March 31, 2007 the Company does not have any comprehensive income.

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